UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

For Immediate Release

SQM REPORTS EARNINGS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Highlights

•	SQM reported net income(1) for the nine months ended September 30, 2019 of US$211.2 million.

•	Revenues for first nine months of 2019 were US$1,471.4 million, lower than revenues in the nine months of 2018.

•	Adjusted EBITDA(2) margin for the nine months ended September 30, 2019 reached 33%.

•	SQM will hold a conference call to discuss these results on Thursday, November 21 at 10:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free):	1-855-238-1018

Participant International Dial-In:	1-412-542-4107

Webcast: https://services.choruscall.com/links/sqm191121.html

Santiago, Chile. November 20, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM) reported today earnings for the nine months ended September 30, 2019 of US$211.2 million (US$0.80 per ADR), a decrease from US$331.2 million (US$1.26 per ADR) for the nine months ended September 30, 2018. Gross profit(3) reached US$422.2 million (28.7% of revenues) for the nine months ended September 30, 2019, lower than US$579.1 million (34.1% of revenues) recorded for the nine months ended September 30, 2018. Revenues totaled US$1,471.4 million for the nine months ended September 30, 2019, representing a decrease of 13.5% compared to US$1,700.6 million reported for the nine months ended September 30, 2018.

The Company also announced earnings for the third quarter of 2019, reporting net income of US$60.5 million (US$0.23 per ADR) compared to US$83.5 million (US$0.32 per ADR) for the third quarter of 2018. Gross profit for the third quarter of 2019 reached US$134.2 million, lower than the US$162.1 million recorded for the third quarter of 2018. Revenues totaled US$473.1 million, a decrease of approximately 12.9% compared to the third quarter of 2018, when revenues amounted to US$543.2 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “The results of the third quarter of 2019 were impacted by lower sales volumes and, as anticipated, significantly lower average lithium prices. The increase in iodine prices partially offset the results of this quarter”.

“The decrease in lithium prices was a result of lower than expected demand growth this year, related to changes in Chinese subsidies and customers’ decision to reduce their inventory. We estimate that the total demand growth in 2019 could be lower than our long-term estimates range of 16-20%, reaching approximately 14%. Consequently, the negative pricing trend seen in the third quarter should continue into the fourth quarter of 2019. We remain positive on our 2019 sales volumes reaching approximately 47,000 MT. Despite the short-term softening in the lithium demand this year, we remain very positive about the long-term demand fundamentals and continue with our commitments to the previously announced capacity expansions in Chile and the development of the Mt. Holland project in Australia.”

He continued by saying, “This year, we have seen positive price dynamics in iodine and derivatives business line where our average price has increased when compared to 2018. In the recent years, we have been increasing our iodine sales volumes ahead of capacity expansion, thus significantly reducing inventory levels.

El Trovador 4285

Las Condes, Santiago, Chile

75500

sqm.com

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That has allowed us to recover our market share but put certain constraints on continuing our growth at the same pace. Because of these constraints, our iodine sales volumes could be slightly lower this year, reaching approximately 13,000 MT and that trend may continue in 2020. We are currently working on the preliminary stages of iodine capacity expansion to serve the market needs in the future”.

Mr. Ramos went on to say: “The company is closely monitoring the recent events in Chile, especially their effect on the transit of our employees and contractors, logistics and port services. As always, our priority has been the safety and well-being of our employees, contractors and neighboring communities”.

Segment Analysis

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$406.0 million during the nine months ended September 30, 2019, a decrease of 18.9% compared to US$500.9 million recorded for the nine months ended September 30, 2018.

Revenues for lithium and derivatives during the third quarter of 2019 decreased 26.4% compared to the third quarter of 2018. Total revenues amounted to US$112.5 million during the third quarter of 2019, compared to US$152.8 million in the third quarter of 2018.

Lithium and Derivatives Sales Volumes and Revenues:

		9M2019	9M2018	2019/2018
Lithium and Derivatives	Th. MT	34.1	30.4	3.7	12%
Lithium and Derivatives Revenues	MUS$	406.0	500.9	-94.9	-19%

		3Q2019	3Q2018	2019/2018
Lithium and Derivatives	Th. MT	11.3	9.3	2.1	22%
Lithium and Derivatives Revenues	MUS$	112.5	152.8	-40.3	-26%

Sales volumes for the third quarter reached approximately 11,300 MT or 6% more than volumes reported during the previous quarter, and are on track to meet 47,000 MT target for the full year. Our lithium carbonate plant in Chile is operating at full capacity, allowing us to meet customers demand for this year and build up inventory to support our sales strategy in 2020, significantly increasing our sales volumes, recovering the market share lost in the past few years.

Lower average prices last quarter were the reflection of the lower prices in the lithium market under the existing pressure of excess supply and delayed demand. Given the size and potential growth of Chinese EV market, we have been also increasing our sales volumes in China, where the market price was considerably lower due to different quality and grades of products offered to this market.

We continue to believe that the oversupply trend will continue into 2020, affecting market prices.

Gross profit(4) for the Lithium and Derivatives segment accounted for approximately 38% of SQM’s consolidated gross profit for the nine months ended September 30, 2019.

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2019 totaled US$551.1 million, lower than the US$607.3 million reported for the nine months ended September 30, 2018.

Third quarter 2019 revenues reached US$167.3 million, lower than the US$194.9 million reported in the third quarter of 2018.

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Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2019	9M2018	2019/2018
Specialty Plant Nutrition Total Volumes	Th. MT	787.8	844.8	-57.0	-7%
Sodium Nitrate	Th. MT	20.7	22.8	-2.1	-9%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	481.4	535.0	-53.6	-10%
Specialty Blends	Th. MT	173.2	180.1	-6.9	-4%
Other specialty plant nutrients (*)	Th. MT	112.5	106.9	5.6	5%
Specialty Plant Nutrition Revenues	MUS$	551.1	607.3	-56.2	-9%

		3Q2019	3Q2018	2019/2018
Specialty Plant Nutrition Total Volumes	Th. MT	252.3	288.7	-36.4	-13%
Sodium Nitrate	Th. MT	5.7	8.6	-3.0	-34%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	132.0	160.8	-28.8	-18%
Specialty Blends	Th. MT	80.5	84.2	-3.7	-4%
Other specialty plant nutrients (*)	Th. MT	34.1	35.1	-1.0	-3%
Specialty Plant Nutrition Revenues	MUS$	167.3	194.9	-27.6	-14%

*Includes trading of other specialty fertilizers.

Sales volumes for the nine months ended September 30, 2019 were down almost 7% compared to sales volumes reported during the same period last year.

Lower commodities prices, trade war and weather conditions in different markets affected fertilizers demand and prices this year. In the potassium nitrate market, we believe that the total 2019 demand growth could be lower than previously estimated, reaching approximately 1%. On the other hand, increased supply from competition has put additional pressure on prices. Going forward, we believe that market conditions will improve next year and the demand growth will come back to its usual 4-5%.

SPN gross profit accounted for approximately 26% of SQM’s consolidated gross profit for the nine months ended September 30, 2019.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2019 totaled US$277.4 million, an increase of 14.1% compared to US$243.1 million reported for the nine months ended September 30, 2018.

Iodine and derivatives revenues for the third quarter of 2019 amounted to US$91.3 million, an increase of 10.2% compared to US$82.9 million recorded during the third quarter of 2018.

Iodine and Derivative Sales Volumes and Revenues:

		9M2019	9M2018	2019/2018
Iodine and Derivatives	Th. MT	9.7	10.1	-0.4	-4%
Iodine and Derivatives Revenues	MUS$	277.4	243.1	34.3	14%

		3Q2019	3Q2018	2019/2018
Iodine and Derivatives	Th. MT	3.0	3.3	-0.3	-8%
Iodine and Derivatives Revenues	MUS$	91.3	82.9	8.4	10%

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Higher iodine revenues were the result of higher prices during the first nine months of the year compared to the same period in 2018. Sales volumes in the third quarter reached approximately 3,000 MT, slightly lower than in the previous quarter. We believe that annual sales volumes could be slightly lower than last year, reaching approximately 13,000 MT.

During the third quarter of this year, we continued to see an upward trend in iodine pricing with average prices reaching US$30/kg.

Gross profit for the Iodine and Derivatives segment accounted for approximately 25% of SQM’s consolidated gross profit for the nine months ended September 30, 2019.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2019 totaled US$162.2 million, lower than revenues reported during the nine months ended September 30, 2018, which totaled US$219.8 million.

Potassium chloride and potassium sulfate revenues decreased in the third quarter of 2019, reaching US$73.7 million, compared to US$80.0 million for the third quarter of 2018.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		9M2019	9M2018	2019/2018
Potassium Chloride and Potassium Sulfate	Th. MT	454.2	702.3	-248.1	-35%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	162.2	219.8	-57.6	-26%

		3Q2019	3Q2018	2019/2018
Potassium Chloride and Potassium Sulfate	Th. MT	213.2	249.3	-36.1	-14%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	73.7	80.0	-6.3	-8%

Revenues in the potassium chloride and potassium sulfate business line during the third quarter of the year were impacted by lower sales volumes when compared to the similar period last year. However, when compared to the previous quarter, sales volumes were almost double this quarter, on track to reach approximately 600,000 MT for the full year.

Average prices in this business line during the third quarter increased approximately 8% when compared to same period last year, however, our average prices have decreased almost 9% when compared to the second quarter 2019.

Gross profit for Potassium Chloride and Potassium Sulfate accounted for approximately 6% of SQM’s consolidated gross profit for the nine months ended September 30, 2019.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2019 reached US$47.9 million, 49.4% lower than US$94.6 million recorded for the nine months ended September 30, 2018.

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Revenues for the third quarter of 2019 totaled US$17.0 million, a decrease of 12.4% compared to the revenue figures for third quarter of 2018 of US$19.4 million.

Industrial Chemicals Sales Volumes and Revenues:

		9M2019	9M2018	2019/2018
Industrial Nitrates	Th. MT	58.5	117.7	-59.2	-50%
Industrial Chemicals Revenues	MUS$	47.9	94.6	-46.7	-49%

		3Q2019	3Q2018	2019/2018
Industrial Nitrates	Th. MT	19.6	25.2	-5.6	-22%
Industrial Chemicals Revenues	MUS$	17.0	19.4	-2.4	-12%

Our lower revenues in this business line were a result of significantly lower sales volumes of solar salts in the first nine months of 2019. We believe that the sales of approximately 45,000-50,000 metric tons of solar salts will be reported during the fourth quarter of the year. Starting next year, we will be supplying a very large CSP project in the Middle East with the expected 2020 sales volumes of approximately 150,000 MT.

Gross profit for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross profit for the nine months ended September 30, 2019.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$26.8 million in the nine months ended September 30, 2019, lower than the US$34.8 million for the nine months ended September 30, 2018.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding depreciation, amounted to US$899.5 million for the nine months ended September 30, 2019, a decrease of 5.2% compared to US$948.8 million for the same period in 2018.

Administrative Expenses

Administrative expenses totaled US$83.8 million (5.7% of revenues) for the nine months ended September 30, 2019, compared to US$83.6 million (4.9% of revenues) recorded during the nine months ended September 30, 2018.

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2019 were US$39.6 million, compared to US$23.9 million recorded for the nine months ended September 30, 2018.

Income Tax Expense

Income tax expense reached US$84.0 million for the nine months ended September 30, 2019, representing an effective tax rate of 28.3%, compared to an income tax expense of US$126.2 million during the nine months ended September 30, 2018.

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Other

The adjusted EBITDA margin was approximately 33% for the nine months ended September 30, 2019. Adjusted EBITDA margin for the nine months ended September 30, 2018 was approximately 39%. The adjusted EBITDA margin for the third quarter of 2019 was approximately 33%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

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Balance Sheet

	As of Sep. 30,	As of Dec. 31,
(US$ Millions)	2019	2018
Total Current Assets	2,715.5	2,398.4
Cash and cash equivalents	787.6	556.1
Other current financial assets	376.8	312.7
Accounts receivable (1)	466.1	509.4
Inventory	963.6	913.7
Others	121.3	106.5

Total Non-current Assets	1,981.4	1,869.7
Other non-current financial assets	14.8	17.1
Investments in related companies	119.7	111.5
Property, plant and equipment	1,573.6	1,454.8
Other Non-current Assets	273.3	286.2

Total Assets	4,696.8	4,268.1

Total Current Liabilities	982.1	555.7
Short-term debt	489.0	23.6
Others	493.2	532.1

Total Long-Term Liabilities	1,573.5	1,574.6
Long-term debt	1,324.2	1,330.4
Others	249.4	244.2

Shareholders' Equity before Minority Interest	2,092.9	2,085.5

Minority Interest	48.3	52.3

Total Shareholders' Equity	2,141.2	2,137.8

Total Liabilities & Shareholders' Equity	4,696.8	4,268.1

Liquidity (2)	2.8	4.3

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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Income Statement

	For the 3rd quarter		For the nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Revenues	473.1	543.2	1,471.4	1,700.6

Lithium and Lithium Derivatives	112.5	152.8	406.0	500.9
Specialty Plant Nutrition (1)	167.3	194.9	551.1	607.3
Iodine and Iodine Derivatives	91.3	82.9	277.4	243.1
Potassium Chloride & Potassium Sulfate	73.7	80.0	162.2	219.8
Industrial Chemicals	17.0	19.4	47.9	94.6
Other Income	11.3	13.2	26.8	34.8

Cost of Goods Sold	(289.3)	(325.9)	(899.5)	(948.8)
Depreciation and Amortization	(49.6)	(55.2)	(149.7)	(172.6)

Gross Profit	134.2	162.1	422.2	579.1

Administrative Expenses	(28.2)	(27.3)	(83.8)	(83.6)
Financial Expenses	(20.3)	(12.1)	(58.9)	(40.5)
Financial Income	6.9	5.8	19.3	16.5
Exchange Difference	(5.2)	(8.8)	(1.0)	(9.4)
Other	(0.5)	(5.2)	(1.3)	(4.0)

Income Before Taxes	86.8	114.4	296.5	458.1

Income Tax	(25.6)	(30.1)	(84.0)	(126.2)

Net Income before minority interest	61.2	84.3	212.4	331.9

Minority Interest	(0.7)	(0.8)	(1.2)	(0.7)

Net Income	60.5	83.5	211.2	331.2
Net Income per Share (US$)	0.23	0.32	0.80	1.26

(1) Includes other specialty fertilizers

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 20, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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